

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 15, 2016

J. Mays Davenport
Executive Vice President and Chief Financial Officer
LegacyTexas Financial Group, Inc.
5851 Legacy Circle
Plano, Texas 75024

> **Re:** **LegacyTexas Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed October 18, 2016**
> **File No. 001-34737**

Dear Mr. Davenport:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services